						Exhibit 12.2
BLOCK FINANCIAL LLC
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Nine months ended January 31,		Twelve months ended April 30,
	2017	2016	2016	2015	2014	2013	2012

Pretax earnings (loss) from continuing operations	$(34,400)	$(18,796)	$12,153	$67,628	$40,828	$(6,112)	$(3,107)
Add: Fixed charges	69,420	46,170	68,713	45,575	57,010	79,500	90,213
Total earnings before income taxes and fixed charges	$35,020	$27,374	$80,866	$113,203	$97,838	$73,388	$87,106

Fixed charges:
Interest expense	$69,420	$45,988	$68,531	$44,884	$54,892	$73,831	$83,469
Interest on deposits	—	179	179	682	2,109	5,660	6,735
Interest portion of net rent expense (a)	—	3	3	9	9	9	9
Total fixed charges	$69,420	$46,170	$68,713	$45,575	$57,010	$79,500	$90,213

Ratio of earnings to fixed charges:
Including interest on deposits	-	-	1.2	2.5	1.7	-	-
Excluding interest on deposits	-	-	1.2	2.5	1.7	-	-

Deficiency in the coverage of fixed charges by earnings (loss) before income taxes and fixed charges	$(34,400)	$(18,796)	$—	$—	$—	$(6,112)	$(3,107)

(a) One-third of net rent expense is the portion deemed representative of the interest factor.

Note: In computing the ratio of earnings to fixed charges: (a) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest expense and the estimated interest portion of rents. Interest expense on uncertain tax positions has been excluded from fixed charges, as it is included as a component of income taxes in the consolidated financial statements.